July 20, 2012

VIA EMAIL AND COURIER

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Re:
Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated June 7, 2012 relating to the Bank’s:
- Form 40-F for the Fiscal Year Ended October 31, 2011 filed December 1, 2011
- Form 6-K filed May 24, 2012
(File No. 1-14446)

Thank you for the opportunity to provide you with TD’s response to your letter dated June 7, 2012 (the “Staff Letter”) regarding the above-referenced filings, which we received on June 27, 2012. Our responses to the Staff Letter have been included in Appendix A of this letter. A copy of this letter, including Appendix A, has been filed with the Staff via EDGAR.

As specifically requested in the Staff Letter, TD hereby acknowledges that:
(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:   Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Laura Crotty (United States Securities and Exchange Commission)
Norie Campbell (Executive Vice President and General Counsel)